 GOLDCORP EARNINGS INCREASE AND DIVIDEND DOUBLES ON RECORD OPERATING CASH FLOW

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    Toronto Stock Exchange: G                     New York Stock Exchange: GG
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    (All Amounts in $US unless stated otherwise)
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VANCOUVER, Oct. 27 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported third quarter gold production of 596,200 ounces and lower cash costs of production, leading to record operating cash flows before working capital changes(1) of $470.6 million. Reported net earnings in the quarter were $466.5 million compared to $114.2 million in the third quarter of 2009. Adjusted net earnings(2) were $231.5 million, or $0.31 per share, compared to $140.6 million, or $0.19 per share, in the third quarter of 2009.
Quarter Highlights

    <<
    -   Revenues increased 28% over the 2009 third quarter, to
        $885.8 million, on gold sales of 568,100 ounces.
    -   Total cash costs(3) for the quarter were $260 per ounce on a by-
        product basis and $429 per ounce on a co-product basis.
    -   Operating cash flows before working capital changes totalled
        $470.6 million.
    -   Commercial production declared at Penasquito; successful ramp-up continues with mechanical completion of high pressure grinding roll circuit.
    -   Andean Resources acquisition to add high quality gold production growth.
    -   San Dimas and Terrane divestitures further focus portfolio and enhance balance sheet.
    -   Dividends paid amounted to $33.2 million.
    -   Dividend increased 100% to $0.36 per share ($0.03 per month).
    >>
"Continued strong gold demand in the third quarter, along with Goldcorp's lowest quarterly cash costs in over two years resulted in record cash margins(4) of $979 per ounce, generating significant growth in both cash flow and earnings," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our peer-leading cash cost profile will remain supported over time by low-cost gold production from cornerstone mines including Red Lake and Penasquito. Penasquito's ability to contribute meaningfully to our third quarter earnings and record cash flows in just its first month in commercial production is indicative of its emerging position as a powerful driver of financial performance. We have begun commissioning of the high pressure grinding roll circuit, representing the completion of Penasquito construction and the final component of designed 130,000 tonne throughput capacity, which we expect to reach early in 2011.
"Our focus on investing for the future resulted in third quarter progress on a number of advanced stage gold projects. By the end of 2010, we expect to complete scoping or pre-feasibility studies for the lonore project in Quebec, Noche Buena near Penasquito and Cochenour in Red Lake, as well as an updated feasibility study for our El Morro copper-gold project in Chile. The expected December 2010 completion of the Andean Resources acquisition will add Cerro Negro, another large, high quality gold asset in Argentina. Our overall financial strength continues to improve with accelerating cash flows and available liquidity of approximately $2.2 billion comprised of cash and our undrawn credit facility. With an additional $1.7 billion of approximate current value in marketable securities and investments, our strong financial position clearly provides the flexibility to fund this exceptional growth profile without diluting our shareholders. Our confidence in the Company's financial position and ability to generate strong future cash flows led us to announce a 100% increase in our dividend to $0.36 per share."
Outlook
The Company has reaffirmed 2010 production guidance of approximately 2.55 million ounces of gold. Cost performance Company-wide remains very strong, with total cash costs for the year now expected at below previous guidance of approximately $350 on a by-product basis and $450 on a co-product basis.
Financial Review
Gold sales in the third quarter were 568,100 ounces on production of 596,200 ounces. This compares to sales of 601,500 ounces on production of 621,100 ounces in the third quarter of 2009. Lower production reflected the impact of the third quarter disposition of the San Dimas mine and decreased production at Los Filos due to heavy rains. Continued excellent performance at Red Lake largely offset lower than planned production at Alumbrera and Marigold. Low cash costs at Red Lake and higher by-product credit sales from Penasquito contributed to very low total cash costs of $260 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $429 per ounce.
Reported net earnings in the quarter were $466.5 million compared to $114.2 million in the third quarter of 2009. Adjusted net earnings in the third quarter totaled $231.5 million, or $0.31 per share, compared to $140.6 million or $0.19 per share, in the third quarter of 2009. Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on translation of future income tax liabilities and the net gain on dispositions of mining interests, and include the impact of non-cash stock option expenses, which amounted to approximately $18.4 million or $0.02 per share for the quarter. Operating cash flows before changes in working capital were a record $470.6 million compared to $322.1 million in last year's third quarter. Gold margin was a record $979 per ounce of gold sold. In light of confidence in the strength of future cash flows, the Company announced today a 100% increase in the dividend to $0.36 per share payable to shareholders of record as of November 12, 2010.
For the nine months ended September 30, 2010, revenues increased by 28% to $2,480.4 million. Total cash costs year to date were $317 per ounce on a by-product basis and $435 per ounce on a co-product basis.
Reported net earnings of Goldcorp in the nine months ended September 30, 2010 were $1,242.5 million or $1.69 per share, compared to net earnings of $173.5 million or $0.24 per share in the same period in 2009. Adjusted net earnings totaled $593.4 million, or $0.81 per share, compared to $405.5 million or $0.55 per share, in 2009. Cash flow from operations before changes in working capital increased 22% to $1,070.5 million from $875.7 million in the nine months ended September 30, 2009.
Growth Profile Builds in Mexico
During the third quarter, commercial production was declared at Penasquito effective as of September 1, 2010, with proceeds from concentrate sales and heap leach production recognized as revenue as of that date. Gold production volumes and operating expenses for the month of September were well within expectations for the ramp-up period. Cash costs during the month were negative $577 per ounce of gold, a result of strong by-product silver, lead and zinc sales. Penasquito also continued to meet or exceed expectations in key production metrics including concentrate grade, quality, mining rates and mill throughput for the third consecutive quarter. Gold production totaled 44,500 ounces, remaining on track toward previously issued 2010 guidance of 180,000 ounces. Silver production totaled 4,068,000 ounces. Lead and zinc production totaled 29.0 million pounds and 48.3 million pounds respectively in the third quarter.
Mechanical completion of the high pressure grinding roll (HPGR) circuit was achieved on October 19th and commissioning of the circuit is underway. Following a ramp-up period, Penasquito is expected to reach its full processing capacity of 130,000 tonnes per day in early 2011.
Deep drilling at Penasquito has recently intersected a new sulphide manto deposit on the east side of the Penasco pit that demonstrates similar characteristics to existing high grade manto resources on the west side of the pit. The results continue to support the potential for a future underground operation with an opportunity to further supplement core Penasquito production.
At Los Filos in Guerrero state, third quarter gold production was 19% lower than the second quarter of 2010 due primarily to heavy seasonal rainfall which diluted the leaching process. Fourth quarter production is expected to recover the majority of the ounces in solution not processed in the third quarter. The 2010 exploration program continued to progress with successful results in relation to the extension of the El Bermejal pit to the north and the continuity of the Los Filos ore body towards the 4P area.
The Largest Producer of Canadian Gold
Gold production at Red Lake was 176,100 ounces at a total cash cost of $268 per ounce. Higher tonnage and lower grades were consistent with the 2010 mine plan which includes mining of additional material in the lower grade sulphide zones to utilize the spare mill capacity. Recent investments in development infrastructure at Red Lake continued to yield positive results. Drilling continued in the lower High Grade zone from both the 4499 exploration ramp and the connection drift between the Campbell and Red Lake complexes, with the goal of extending reserves in the High Grade zone to the 52 Level by year-end. Drilling as high as the 32 level of the High Grade zone is extending gold mineralization in lateral hanging wall structures.
At Porcupine, gold production during the third quarter was 68,900 ounces at a total cash cost of $526 per ounce. Work continued on lateral development underground, surface infrastructure upgrades and procurement of key equipment for the Hoyle Pond Deep project. The project is being advanced in order to access newly-discovered zones of gold mineralization and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. A key component of the project is construction of a new 5.5 meter diameter deep winze (shaft) commencing on the 355 meter level and extending to a depth of 2,200 meters below surface. The planned capital investments of approximately $150 million will be incurred over the next four years. Shaft sinking below the 440-meter level will commence mid-2011 with first production expected in late 2014. Exploration during the third quarter focused on the Hoyle Pond underground mine. Drilling focused on lateral and depth extension of current mineralization zones, as well as expansion of the recently discovered zones.
Also in Ontario, gold production at Musselwhite was 58,100 ounces. Successful exploration drilling has resulted in the discovery of a new ore body, the Lynx zone, located above the PQ Deeps structure. This new zone has the potential to significantly contribute to 2010 reserves and enhance long term production. Drilling during the fourth quarter of 2010 will focus on further defining the Lynx zone and extending the PQ Deeps and T-Antiform North mineralization. With significantly enhanced production prospects at Musselwhite, engineering is underway on a new shaft and development to accommodate higher production rates.
Commitment to Sustainable Prosperity Continues in Guatemala
At Marlin in Guatemala, gold production was 63,400 ounces at a total cash cost of $52 per ounce. Silver production was 1,410,700 ounces, driven by all-time high silver recoveries of 91%. Higher grades and lower tonnage were consistent with the modified mine plan.
Operations at Marlin continue normally while the administrative process by the Guatemalan government is underway. The process is in response to precautionary measures issued by the Inter-American Commission on Human Rights (IACHR) which included a recommendation to suspend operations at Marlin. Goldcorp strongly believes the IACHR's action is based on environmental allegations that are demonstrably without merit. On October 25, the IACHR held a public audience at which representatives of the Municipality of Sipacapa and the government of Guatemala appeared. The government provided an update on its implementation of the precautionary measures. Following the public audience, the IACHR held a meeting at which Goldcorp and Montana Exploradora had their first opportunity to present information related to the petition to the IACHR. Goldcorp and Montana Exploradora will submit additional information to the IACHR in response to the Commissioners' requests.
Human Rights Assessment Update
In 2008, Goldcorp, working with a group of socially responsible shareholders, initiated an independent Human Rights Assessment (HRA) process to gauge the effects that Marlin mine has had on human rights, and whether the Company has in place and is implementing effective policies and procedures to mitigate the risks of potential conflicts with international human rights standards. On October 18, Goldcorp provided the first in a series of regular updates to its initial responses describing the progress, challenges, and future expectations as the Company implements the recommendations presented in the HRA. Goldcorp invites the constructive participation of all its shareholders and other stakeholders in this transparent and collaborative process. To access the full update, Please visit http://www.goldcorp.com/operations/marlin/hria/ and click on "Goldcorp's First Update to the Marlin Mine Human Rights Assessment Report".
Project Pipeline Advances
Construction of Pueblo Viejo in the Dominican Republic remains on schedule for first production in Q4 2011 although timing delays principally associated with the issuance of certain approvals related to power supply may result in first production occurring in the first quarter of 2012. At the end of the third quarter, overall construction was nearly 40% complete, approximately 75% of the capital has been committed, engineering and procurement by major EPCM contractors was about 95% complete and approximately 65% of the concrete has been poured. During the third quarter of 2010, major equipment was installed and two of the four autoclaves have been placed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the fourth quarter of 2011.
Exploration and development work continued at Noche Buena and Camino Rojo, two advanced stage satellite exploration projects near Penasquito. At Noche Buena, the scoping study advanced with completion of drilling in August 2010, initiation of column leach metallurgical tests, completion of an environmental base-line study, and advancement of new estimates of oxide and sulphide resources. At Camino Rojo negotiations with local communities for surface rights and exploration continued and remain positive.
At Cochenour near Red Lake construction progressed to an overall completion level of 16% on the 5-kilometer high speed haulage drift that will connect the Cochenour shaft with the Red Lake mine. Exploration drilling continued during the third quarter, with drilling from the old underground workings at the 2050' Level. A scoping study is on track to be completed by year-end, which will include details on grade, initial capital costs, mining rates and operating costs.
At lonore in Quebec, work progressed on updating the pre-feasibility study, which will include production rates reflective of the larger 2010 gold resource. Project permitting activities progressed and a project construction permit is expected to be in place at the end of the second quarter of 2011 as planned. During the third quarter of 2010, another milestone was reached with the delivery of grid power to the site, significantly reducing power costs. A surface exploration program was undertaken in the third quarter of 2010 with the objective of identifying new drill targets on the lonore concession outside of the main Roberto ore body.
At El Morro, in Chile approval of the Environmental Impact Assessment (EIA) necessary for the project permitting to proceed is anticipated for approval in late 2010. An update to the feasibility study at El Morro in Chile remains on track for completion by year-end.
Corporate Responsibility, Safety & Health
Goldcorp is pleased to announce that Los Filos Underground Mine has won the Mexican Mining Chamber Safety Award for achieving the best safety record in 2009. During the third quarter the Los Filos mine in Mexico became fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold ("the Cyanide Code"). Los Filos is Goldcorp's fifth gold mine to receive full certification. On October 20, Porcupine mine in Ontario became Goldcorp's sixth mine to be fully certified under the Cyanide Code.
This release should be read in conjunction with Goldcorp's third quarter 2010 unaudited financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".
A conference call will be held on October 28, 2010 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 28, 2010 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the US. Passcode: 3536617. A live and archived audio webcast will also be available at www.goldcorp.com.
Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

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    (1) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the
        Company's ability to generate cash flow from its mining operations.
        Cash provided by operating activities reported in accordance with
        GAAP was $408.6 million and $1,109.7 million in the third quarter and nine months ended September 30, 2010, respectively.
    (2) Adjusted net earnings and adjusted net earnings per share are non-
        GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance.
        Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 of the 2010 third quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.
    (3) The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the
        Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 of the
        2010 third quarter MD&A for a reconciliation of total cash costs to reported operating expenses.
    (4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with
        GAAP.

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    (in $ millions, except where noted)                             Q3'10
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    Revenues per Financial Statements                                 $885.8
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    Treatment and refining charges on concentrate sales                 12.0
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    By-product silver and copper sales and other                      (194.6)
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    Gold revenues                                                     $703.2
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    Divided by ounces of gold sold                                   568,100
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    Realized gold price per ounce                                     $1,239
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    Deduct total cash costs per ounce of gold sold(2)                   (260)
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    Margin per gold ounce                                               $979
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    >>
Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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                       FINANCIAL STATEMENTS TO FOLLOW

    SUMMARIZED FINANCIAL RESULTS
    (in millions of United States dollars, except
     per share and per ounce amounts)
                                                          Three Months Ended
                                                            September 30(1)
                                                            2010        2009
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    Revenues                                              $885.8      $691.9
    Gold produced (ounces)                               596,200     621,100
    Gold sold (ounces)                                   568,100     601,500
    Copper produced (thousands of pounds)                 25,000      22,700
    Copper sold (thousands of pounds)                     23,100      24,300
    Silver produced (ounces)                           5,908,600   2,975,000
    Silver sold (ounces)                               3,220,400   2,386,900
    Lead produced (thousands of pounds)                   29,000           -
    Lead sold (thousands of pounds)                       10,700           -
    Zinc produced (thousands of pounds)                   48,300           -
    Zinc sold (thousands of pounds)                       13,200           -
    Average realized gold price (per ounce)               $1,239        $968
    Average London spot gold price (per ounce)            $1,227        $960
    Average realized copper price (per pound)              $4.38       $3.63
    Average London spot copper price (per pound)           $3.29       $2.65
    Average realized silver price (per ounce)             $19.15       $9.30
    Average London spot silver price (per ounce)          $18.97      $14.69
    Average realized lead price (per ounce)                $1.07           -
    Average London spot lead price (per ounce)             $0.91           -
    Average realized zinc price (per ounce)                $1.05           -
    Average London spot zinc price (per ounce)             $0.92           -
    Total cash costs - by-product (per gold ounce)          $260        $295
    Total cash costs - co-product (per gold ounce)          $429        $384
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    Production Data:

    Red Lake gold mines :  Tonnes of ore milled          218,500     194,400
                           Average mill head grade
                            (grams per tonne)                 26          30
                           Gold ounces produced          176,100     178,800
                           Total cash cost per ounce -
                            by-product                      $268        $255

    Porcupine mines :      Tonnes of ore milled        1,043,500   1,013,900
                           Average mill head grade
                            (grams per tonne)               2.31        2.90
                           Gold ounces produced           68,900      90,600
                           Total cash cost per ounce -
                            by-product                      $526        $406

    Musselwhite mine :     Tonnes of ore milled          348,700     291,800
                           Average mill head grade
                            (grams per tonne)               5.64        5.51
                           Gold ounces produced           58,100      49,800
                           Total cash cost per ounce -
                            by-product                      $632        $737

     (1) Penasquito information included is for the 1 month ended
        September 30, 2010.

    Penasquito :(1)        Tonnes of ore mined         2,417,600           -
                           Tonnes of waste removed    11,934,000           -
                           Tonnes of ore milled        2,214,200           -
                           Average head grade (grams
                            per tonne) - gold               0.29           -
                           Average head grade (grams
                            per tonne) - silver             28.7           -
                           Average head grade (%) -
                            lead                            0.40           -
                           Average head grade (%) -
                            zinc                            0.70           -
                           Gold ounces produced           17,300           -
                           Silver ounces produced      1,530,500           -
                           Lead (thousands of pounds)
                            produced                      11,300           -
                           Zinc (thousands of pounds)
                            produced                      18,800           -
                           Total cash cost per ounce -
                            by-product                     ($577)          -
                           Total cash cost per ounce -
                            co-product                      $499           -

    Los Filos mine :       Tonnes of ore mined         6,734,700   6,040,000
                           Tonnes of waste removed     6,837,300   7,062,000
                           Tonnes of ore processed     6,846,700   6,135,200
                           Average grade processed
                            (grams per tonne)               0.67        0.63
                           Gold ounces produced           66,500      60,200
                           Total cash cost per ounce -
                            by-product                      $438        $455

    El Sauzal mine :       Tonnes of ore mined           584,700     586,400
                           Tonnes of waste removed       842,600   1,110,100
                           Tonnes of ore milled          523,500     530,600
                           Average mill head grade
                            (grams per tonne)               2.55        2.86
                           Gold ounces produced           40,600      45,500
                           Total cash cost per ounce -
                            by-product                      $258        $220

    Marlin mine :          Tonnes of ore milled          373,900     536,300
                           Average mill head grade
                            (grams per tonne) - gold        5.52        4.29
                           Average mill head grade
                            (grams per tonne) - silver       133          92
                           Gold ounces produced           63,400      68,800
                           Silver ounces produced      1,410,700   1,083,200
                           Total cash cost per ounce -
                            by-product                       $52        $185
                           Total cash cost per ounce -
                            co-product                      $367        $347

    Alumbrera mine :(2)    Tonnes of ore mined         2,244,100   2,301,800
                           Tonnes of waste removed     5,587,800   5,491,700
                           Tonned of ore milled        3,493,800   3,424,100
                           Average mill head grade
                            (grams per tonne) - gold        0.42        0.39
                           Average mill head grade (%)
                            - copper                       0.40%       0.38%
                           Gold ounces produced           34,100      29,500
                           Copper (thousands of pounds)
                            produced                      25,000      22,700
                           Total cash cost per ounce -
                            by-product                     ($896)      ($823)
                           Total cash cost per ounce -
                            co-product                      $651        $475

    (1) Penasquito information included is for the 1 month ended
        September 30, 2010.
    (2) Goldcorp's interest - 37.5%

    Marigold mine :(2)     Tonnes of ore mined         1,736,300   2,624,200
                           Tonnes of waste removed     6,678,800   4,261,400
                           Tonnes of ore processed     1,736,300   2,624,200
                           Average grade processed
                            (grams per tonne)               0.55        0.64
                           Gold ounces produced           16,800      29,900
                           Total cash cost per ounce -
                            by-product                      $817        $542

    Wharf mine :           Tonnes of ore mined           991,700     681,900
                           Tonnes of ore processed       876,500     804,500
                           Average grade processed
                            (grams per tonne)               0.62        0.87
                           Gold ounces produced           19,600      17,300
                           Total cash cost per ounce -
                            by-product                      $679        $665

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    Financial Data:

    Cash provided by operating activities of continuing
     operations                                           $408.6      $343.1
    Earnings from continuing operations attributable to
     shareholders of Goldcorp Inc.                        $484.0      $115.3
    Net earnings attributable to shareholders of Goldcorp
     Inc.                                                 $466.5      $114.2
    Earnings from continuing operations per share - basic  $0.66       $0.16
    Net earnings (loss) per share - basic                  $0.63       $0.16
    Adjusted net earnings per share - basic                $0.31       $0.19
    Weighted average number of shares outstanding
     (000's)                                             736,136     731,815
    -------------------------------------------------------------------------
    (1) Penasquito information included is for the 1 month ended
        September 30, 2010.
    (2) Goldcorp's interest - 66.67%

    CONSOLIDATED STATEMENT OF EARNINGS
    (United States dollars in millions, except for share and per share amounts - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                      September 30            September 30
                                    2010        2009        2010        2009
    -------------------------------------------------------------------------
    Revenues                  $    885.8  $    691.9  $  2,480.4  $  1,945.3
    -------------------------------------------------------------------------
    Operating expenses            (335.0)     (303.4)     (980.3)     (865.5)
    Depreciation and depletion    (152.5)     (130.7)     (421.6)     (384.8)
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    Earnings from mine
     operations                    398.3       257.8     1,078.5       695.0
    -------------------------------------------------------------------------
    Corporate administration(1)    (42.1)      (30.4)     (122.2)      (94.2)
    Exploration                    (14.0)       (8.5)      (42.9)      (22.7)
    -------------------------------------------------------------------------
    Earnings from operations       342.2       218.9       913.4       578.1
    -------------------------------------------------------------------------
    Other income (expenses)
      Interest income and
       other expenses, net          (7.2)       (0.6)      (25.0)       (5.6)
      Interest expense and
       finance fees                (15.5)      (12.5)      (39.2)      (37.0)
      Share of loss of equity
       investee                     (3.0)          -        (3.0)          -
      Gain (loss) on non-hedge
       derivatives, net            (17.6)       (0.4)       (1.0)        9.3
      Gain (loss) on
       securities, net               0.2         5.2        (0.3)        5.6
      Gain on dispositions of
       mining interests, net       373.2           -       780.5           -
      Loss on foreign exchange,
       net                        (119.2)      (27.6)     (135.8)     (235.5)
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                                   210.9       (35.9)      576.2      (263.2)
    -------------------------------------------------------------------------
    Earnings from continuing
     operations before taxes       553.1       183.0     1,489.6       314.9
      Income and mining taxes      (69.1)      (67.7)     (226.6)     (138.5)
    -------------------------------------------------------------------------
    Earnings from continuing
     operations                    484.0       115.3     1,263.0       176.4
    Loss from discontinued
     operation, net of tax         (19.6)       (1.7)      (24.6)       (4.0)
    -------------------------------------------------------------------------
    Net earnings              $    464.4  $    113.6  $  1,238.4  $    172.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings from continuing
     operations attributable
     to:
      Shareholders of Goldcorp
       Inc.                        484.0       115.3     1,263.0       176.4
      Non-controlling
       interests                       -           -           -           -
    -------------------------------------------------------------------------
                              $    484.0  $    115.3  $  1,263.0  $    176.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net earnings attributable
     to:
      Shareholders of Goldcorp
       Inc.                        466.5       114.2     1,242.5       173.5
      Non-controlling
       interests                    (2.1)       (0.6)       (4.1)       (1.1)
    -------------------------------------------------------------------------
                              $    464.4  $    113.6  $  1,238.4  $    172.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Stock based compensation
       expense (non-cash item)
       included in corporate
       administration         $     18.4  $     12.7  $     43.6  $     34.6

    Earnings from continuing
     operations per share
      Basic                   $     0.66  $     0.16  $     1.72  $     0.24
      Diluted                 $     0.65  $     0.16  $     1.71  $     0.24

    Net earnings per share
      Basic                   $     0.63  $     0.16  $     1.69  $     0.24
      Diluted                 $     0.63  $     0.16  $     1.68  $     0.24

    Weighted average number
     of shares outstanding
     (000's)
      Basic                      736,136     731,815     734,905     730,709
      Diluted                    757,422     735,808     755,982     734,066

    CONSOLIDATED BALANCE SHEETS
    (United States dollars in millions - Unaudited)

                                                    September 30 December 31
                                                            2010        2009
    -------------------------------------------------------------------------
    Assets
      Cash and cash equivalents                       $    732.0  $    874.6
      Marketable securities                                 29.2        24.9
      Accounts receivable                                  337.6       232.6
      Income and mining taxes receivable                     7.2        38.4
      Future income and mining taxes                         1.1         3.6
      Inventories and stockpiled ore                       395.6       349.4
      Current derivative assets                             12.8         8.1
      Assets held for sale                                 288.2           -
      Other                                                 88.5        69.9
    -------------------------------------------------------------------------
    Current assets                                       1,892.2     1,601.5
    Mining interests                                    19,876.2    18,001.3
    Deposits on mining interest expenditures                 7.4        86.9
    Goodwill                                               761.8       761.8
    Stockpiled ore                                          86.3        93.6
    Investments                                            672.6       390.3
    Other                                                   82.5        13.3
    -------------------------------------------------------------------------
                                                      $ 23,379.0  $ 20,948.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities
      Accounts payable and accrued liabilities        $    420.9  $    416.4
      Income and mining taxes payable                      193.0       182.6
      Current debt                                             -        16.7
      Future income and mining taxes                       100.1       107.9
      Current derivative liabilities                        26.3        11.4
      Liabilities held for sale                             68.6           -
    -------------------------------------------------------------------------
    Current liabilities                                    808.9       735.0
    Income and mining taxes payable                        113.9        65.4
    Long term debt                                         739.8       719.0
    Future income and mining taxes                       4,014.7     3,575.2
    Non-current derivative liabilities                      73.0           -
    Reclamation and closure cost obligations               285.3       282.0
    Other                                                   36.5        27.8
    -------------------------------------------------------------------------
                                                         6,072.1     5,404.4
    -------------------------------------------------------------------------
    Equity
      Common shares, share purchase warrants, stock
       options, restricted share units and equity
       portion of convertible senior notes              13,021.7    12,908.9
      Retained earnings                                  3,504.7     2,345.5
      Accumulated other comprehensive income               462.6       238.8
    -------------------------------------------------------------------------
                                                         3,967.3     2,584.3
    -------------------------------------------------------------------------
    Shareholders' equity                                16,989.0    15,493.2
    Non-controlling interests                              317.9        51.1
    -------------------------------------------------------------------------
                                                        17,306.9    15,544.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                      $ 23,379.0  $ 20,948.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (United States dollars in millions - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                      September 30            September 30
                                    2010        2009        2010        2009
    -------------------------------------------------------------------------
    Operating Activities
    Net earnings from
     continuing operations    $    484.0  $    115.3  $  1,263.0  $    176.4
    Reclamation expenditures        (2.6)       (8.2)      (13.2)      (18.9)
    Transaction costs on
     convertible senior notes
     expensed                          -           -           -        18.6
    Share of loss of equity
     investee                        3.0           -         3.0           -
    Loss (gain) on securities,
     net                            (0.2)       (5.2)        0.3        (5.6)
    Gain on dispositions of
     mining interests, net        (373.2)          -      (780.5)          -
    Current income tax expense
     on disposition of the San
     Dimas Assets                  145.6           -       145.6           -
    Items not affecting cash
      Depreciation and
       depletion                   152.5       130.7       421.6       384.8
      Stock based compensation
       expense                      18.4        12.7        43.6        34.6
      Accretion on convertible
       senior notes                  7.3         6.8        20.9         8.8
      Unrealized loss (gain)
       on non-hedge
       derivatives, net             21.8         4.0         7.0        (2.8)
      Future income and mining
       taxes                      (105.8)       48.3      (184.3)       58.0
      Unrealized loss on
       foreign exchange and
       other                       119.8        17.7       143.5       221.8
    Change in non-cash working
     capital                       (62.0)       21.0        39.2        31.5
    -------------------------------------------------------------------------
      Cash provided by operating
       activities of continuing
       operations                  408.6       343.1     1,109.7       907.2
    -------------------------------------------------------------------------
      Cash used in operating
       activities of
       discontinued operation       (3.2)       (1.2)       (8.0)       (3.5)
    -------------------------------------------------------------------------
    Investing Activities
    Acquisitions, net of cash
     acquired                          -           -      (795.3)          -
    Expenditures on mining
     interests                    (226.2)     (276.9)     (817.7)     (790.7)
    Deposits on mining
     interest expenditures         (11.9)      (54.1)      (36.5)     (239.7)
    Repayment of capital
     invested in Pueblo Viejo          -           -       192.0           -
    Proceeds on disposition of
     mining interests              209.7           -       476.7           -
    Income taxes paid on
     disposition of the San
     Dimas Assets                  (45.5)          -       (45.5)          -
    Income taxes paid on
     disposition of Silver
     Wheaton shares                    -           -      (148.7)          -
    Purchase of equity
     securities                    (15.1)      (88.0)      (19.1)     (155.7)
    Other                           (1.4)          -         0.3         1.6
    -------------------------------------------------------------------------
      Cash used in investing
       activities of
       continuing operations       (90.4)     (419.0)   (1,193.8)   (1,184.5)
    -------------------------------------------------------------------------
      Cash used in investing
       activities of
       discontinued operation       (9.7)       (0.9)      (21.2)       (7.3)
    -------------------------------------------------------------------------
    Financing Activities
    Debt borrowings                    -           -           -     1,322.4
    Debt repayments                    -           -           -      (460.0)
    Transaction costs on
     convertible senior notes          -           -           -       (22.8)
    Common shares issued, net        8.3        28.8        68.8        61.0
    Dividends paid to common
     shareholders                  (33.2)      (32.9)      (99.2)      (98.7)
    Other                            0.1           -        (0.3)          -
    -------------------------------------------------------------------------
      Cash provided by (used in)
       financing activities of
       continuing operations       (24.8)       (4.1)      (30.7)      801.9
    -------------------------------------------------------------------------
      Cash provided by
       financing activities of
       discontinued operation        0.8         1.8        49.0         8.5
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and cash
     equivalents                     4.9        (0.4)        3.8         0.7
    -------------------------------------------------------------------------
    Increase (decrease) in cash
     and cash equivalents          286.2       (80.7)      (91.2)      523.0
    Cash and cash equivalents,
     beginning of period           497.2       866.0       874.6       262.3
    Cash and cash equivalents
     reclassified to assets
     held for sale                 (51.4)          -       (51.4)          -
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $    732.0  $    785.3  $    732.0  $    785.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
%CIK: 0000919239
For further information: Jeff Wilhoit, Vice President, Investor Relations, (604) 696-3074, Fax: (604) 696-3001, Email: info@goldcorp.com, Website: www.goldcorp.com
CO: Goldcorp Inc.
CNW 16:44e 27-OCT-10